UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rockdale Resources Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

773061 106
(CUSIP Number)

January 27, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)                                           ☐
Rule 13d-1(c)                                           ☒
Rule 13d-1(d)                                           ☐

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 773061 106	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS David N. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,319,405
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,319,405
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,405
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 773061 106	Schedule 13G	Page 3 of 5 Pages

Item 1(a).                      Name of Issuer:

Rockdale Resources Corporation

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

5114 Balcones Woods Drive, Suite 307-511, Austin, Texas  78759

Item 2(a).                      Name of Person Filing:

David N. Baker

Item 2(b).                      Address of Principal Business Office or, if None, Residence:

1020 108th Avenue, NE Suite 1004, Bellevue, Washington  98004

Item 2(c).                      Citizenship:

David N. Baker is a citizen of the United States of America.

Item 2(d).                      Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).                      CUSIP Number:

773061 106.

Item 3.                           If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                           Ownership:

(a) David N. Baker beneficially owns 1,319,405 shares of common stock.

(b) All shares of common stock beneficially owned by David N. Baker represent 8.8% of the outstanding shares of common stock of the Issuer.

(c) David N. Baker has sole power to vote or to direct the vote of 1,319,405 shares of common stock, sole power to dispose or to direct the disposition of 1,319,405 shares of common stock, shared power to vote or to direct the vote of no shares of common stock and shared power to dispose or to direct the disposition of no shares of common stock.

Item 5.                           Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                           Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 773061 106	Schedule 13G	Page 4 of 5 Pages

Item 7.                           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                           Identification and Classification of Members of the Group.

Not applicable.

Item 9.                           Notice of Dissolution of Group.

Not applicable.

Item 10.                        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 773061 106	Schedule 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014
/s/ David N. Baker
David N. Baker, in his individual capacity